 1-A POS LIVE 0001646269 XXXXXXXX 024-11017 true false true BREWDOG USA INC. DE 2015 0001646269 5180 47-4320975 121 53 96 GENDER RD CANAL WINCHESTER OH 43110 614-400-3077 Kendall Almerico Other 1517688.00 0.00 0.00 39097204.00 47468553.00 44869708.00 0.00 44869708.00 -1472840.00 47468553.00 12436722.00 7353285.00 1293446.00 -790416.00 -0.12 -0.12 EY Common Stock 6508246 NA NA 0 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 650000 6508246 60.0000 39000000.00 0.00 0.00 0.00 39000000.00 Cuttone & Co. LLC 2445000.00 Ernst & Young LLP 25000.00 Kendall A. Almerico, P.A. 50000.00 33038 36480000.00 false false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true